 EXPENSE LIMITATION AGREEMENT

 This EXPENSE LIMITATION AGREEMENT (the “Agreement”), effective as of April 1, 2017, is entered into between T. Rowe Price Associates, Inc. (the “Manager”), a corporation organized and existing under the laws of the State of Maryland, and T. Rowe Price State Tax-Free Income Trust (the “Trust”), a business trust organized and existing under the laws of the Commonwealth of Massachusetts, on behalf of the Maryland Tax-Free Money Fund (the “Fund”).

 WHEREAS, the Manager is an investment adviser registered with the U.S. Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended;

 WHEREAS, the Fund is a series of the Trust and is an open-end management investment company registered as such with the SEC under the Investment Company Act of 1940, as amended (the “1940 Act”);

 WHEREAS, pursuant to the Fund’s Investment Management Agreement with the Manager (the “Management Agreement”), the Fund pays the Manager a management fee for investment management services and bears the costs of its operating expenses with certain exceptions; and

 WHEREAS, the Trust’s Board of Trustees has determined that it is in the best interests of the Fund to enter into this Agreement.

 NOW, THEREFORE, the Manager and the Trust, on behalf of the Fund, hereby agree as follows:

1. Expense Limitation.

The Manager agrees to waive or pay any of the Fund’s operating expenses, including but not limited to management fees, but excluding interest; expenses related to borrowings, taxes, and brokerage; nonrecurring, extraordinary expenses; and acquired fund fees and expenses (collectively, “Fund Expenses”), or reimburse the Fund for Fund Expenses, to the extent Fund Expenses exceed 0.55%, on an annualized basis, of the Fund’s average daily net assets (hereinafter referred as the “Expense Limitation”). Any Fund Expenses waived or paid by the Manager pursuant to the Expense Limitation are subject to reimbursement to the Manager by the Fund whenever the Fund Expenses are below 0.55%. However, no reimbursement will be made more than three years after the waiver or payment of Fund Expenses by the Manager or if such reimbursement would result in the Fund’s Expenses exceeding 0.55%.

2. Amendment and Termination of Agreement.

This Agreement will continue with respect to the Fund at least through June 30, 2019 (the “Initial Termination Date”). Thereafter, the Manager may agree to continue for such period of time beyond the Initial Termination Date or terminate this Agreement or enter into a new expense limitation agreement with different terms and conditions (“New Agreement”), provided that the Board of Trustees of the Fund, including a majority of the trustees who are not interested persons of the Fund or the Manager, approves the continuation or termination of this Agreement or authorizes the parties entering into a New Agreement with respect to the Fund. This Agreement will terminate automatically upon termination of its Management Agreement. Amendment or termination of this Agreement does not require approval by shareholders of the Fund or its separate classes of shares.

 IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date stated in the preamble.

T. ROWE PRICE STATE TAX-FREE INCOME TRUST	T. ROWE PRICE ASSOCIATES, INC.
/s/Darrell N. Braman By: ____________________________________ Darrell N. Braman Vice President	/s/David Oestreicher By: __________________________________ David Oestreicher Vice President

CAPS/Documents/Agreements/Expense Limit and Management Fee Waiver Agreements/MDM Expense Limit Agreement.docx